VIA EDGAR

August 10, 2010

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Attn: Mr. Jeffrey Jaramillo

RE:	Intersil Corporation
Form 10K for year ended January 1, 2010
Filed March 2, 2010
Form 10-Q for the period ended April 2, 2010
File No. 000-29617

Ladies and Gentlemen:

Intersil Corporation, a Delaware corporation (the “Company”), is filing today, via EDGAR, responses of the Company to written comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Commission on July 29, 2010 (the “Written Comments”).

For the convenience of the Staff, each of the Written Comments is transcribed in bold italics prior to the Company’s response.

General

1. We note your disclosure in the third paragraph under this heading that “Disclosure Controls were effective to provide reasonable assurance that…material information relating to Intersil and its consolidated subsidiaries is made known to management, including the CEO and CFO, particularly during the period when our periodic reports are being prepared.” Please revise your future filings, as applicable, to clarify, if true that your officers have concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is “accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.” See Exchange Act Rule 13a-15(e).

Response:

We will revise all future filings to include the applicable disclosures and statements.

2. Please revise your future filings, as applicable, to include a statement that the registered public accounting firm that audited the financial statements included in your report has issued an attestation report on your internal control over financial reporting. Refer to Item 308 of Regulation S-K.

Response:

We will revise all future filings on Form 10-K to include the requested statement, as applicable.

3. We note your disclosure on page 14 of the proxy statement that the compensation committee receives advice from Radford and that Radford reports to the company’s management team. In your future filings, as applicable, for each compensation consultant please state whether the compensation consultant was engaged directly by the compensation committee or any other person such as management and the material elements of the instructions or directions given to each such consultant with respect to the performance of their duties under the engagement.

Refer to Item 407(e)(3)(iii) of Regulation S-K. Please also provide your investors with more insight into why you use two different compensation consultants and how the advice of recommendations of each compensation consultant factored into the determination of the forms and amounts of compensation awarded. Also, please tell us whether Radford provided you with non-compensation related services in an amount in excess of $120,000 during fiscal year 2009.

Response:

We will provide the requested disclosures and statements in all future filings. Radford did not provide us with non-compensation related services in an amount in excess of $120,000 during fiscal year 2009.

4. We see that on April 27, 2010 you completed the acquisition of Techwell, Inc. We also see disclosures in a Form 8-K dated March 22, 2010 you indicated that net of Techwell’s cash and equivalents, the transaction would value Techwell at approximately $370 million. Since the referenced purchase price exceeds 30% of your total assets at January 1, 2010, please tell us whether you have or plan to file audited historical pro forma financial statements of Techwell Inc. in a Form 8-K. Please also provide us with the significant subsidiary tests outlined at Rule 1-02(w) of Regulation S-X for the referenced acquisition. Refer to guidance at Item 9.01 of Form 8-K.

Response:

We agree that the acquisition of Techwell meets the definition of a significant business combination as outlined in Rule 1-02(w) of Regulation S-X. See the significant subsidiary test below. We will subsequently file audited historical and pro forma financial statements of Techwell Inc. in a Form 8-K/A.

Total purchase price of Techwell, Inc. net of cash and cash equivalents acquired	$401,400,000

Intersil total assets (consolidated) at January 1, 2010, the end of the most recently completed fiscal year	$1,165,781,000

Percent	34.43%

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission and any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please feel free to contact the undersigned at 408.546.3343. Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Thomas C. Tokos
Thomas C. Tokos